UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing their Trading Statement



13 December 2002



                            Pearson: Trading update



Pearson today issues its annual December trading update.



Pearson remains on track to deliver a significant earnings recovery for the full year. We expect adjusted earnings of around 30p per share, which would be an increase of some 40% on the 2001 level of 21.4p. We also continue to make good progress in managing working capital and free cash flow.



This earnings recovery is being driven by strong trading by our US College and consumer publishing businesses, an outstanding year from our government solutions and professional testing businesses, lower internet losses and reduced financing costs. These factors are more than offsetting the impact of the corporate advertising downturn, a weaker year for the US School market and the strengthening of the pound against the US dollar.



Looking ahead to 2003, we are confident of another year of improved performance in earnings, cash and returns. At the FT Group, we are planning on the basis that we will not see any recovery in corporate and financial advertising. We expect our US School business to return to growth, our US College business to deliver another strong performance and margins to improve at Pearson Education. The Penguin Group has another strong publishing line-up and should benefit from further margin gains at Dorling Kindersley. We will also deliver another steep reduction in internet losses, which we expect to be no more than GBP20 million in 2003.



Financial Times Group: The FT Group's business and financial newspapers continue to face a severe corporate advertising recession. For the second half of the year, we expect advertising revenues at the Financial Times newspaper to be around 11% lower (and advertising volumes some 15% lower) than the same period last year. Compared with the first half of this year, we expect advertising revenues to be some 8% lower (and volumes approximately 10% lower). As a result of this weaker advertising environment, we now expect the FT Group's profits, before internet enterprises, to be around 20% lower than last year.



The FT Group is benefiting from a lower cost base across its publishing operations, strong performances at IDC and Recoletos, and sharply lower internet losses. As expected, FT.com will break even in the fourth quarter of this year and total losses at the FT Group's internet enterprises will be no more than GBP35 million. Including internet enterprises, we expect the FT Group's profits to be broadly level with last year.



Pearson Education: We continue to expect Pearson Education to grow underlying revenues by at least 5%. Operating margins (before taking into account lower internet losses) will ease a little owing to a change in the revenue mix and integration and technology costs (which relate to the introduction of shared back offices and systems across our book publishing operations). These costs also impact margins at the Penguin Group.



Underlying revenues at our US School business will be some 5-6% lower than last year, primarily due to the fact that this was, as expected, a quieter year in the adoption schedule* and that Pearson was participating in fewer adoptions. Our US College business, helped by a strong publishing schedule and take-up of its custom publishing and online programmes, should grow its underlying revenues by more than 10%.



Our US Professional operations, boosted by the performance of the NCS Pearson Government Solutions and Professional Testing businesses, will deliver underlying revenue growth of more than 40%. Technology publishing markets both in the US and around the world remain weak, but with a strong performance in Asia, our international education business will report revenues around 5% below last year's level.



Both NCS Pearson and our education internet enterprises are now integrated within Pearson Education. On a standalone basis, we now expect NCS Pearson to grow its underlying revenues by some 40%. Losses from our education internet enterprises will be no more than GBP25 million, as expected.



The Penguin Group: Penguin is also trading in line with expectations. With a strong Christmas publishing schedule on both sides of the Atlantic and Dorling Kindersley's return to profitability, Penguin is on track to grow underlying revenues by at least 3% and to deliver double-digit underlying profit growth.



Interest and exchange rates: Our interest charge for the second half of the year will be lower than in the first half, due to lower interest rates and the strengthening of the pound against the US dollar. However, our full year effective exchange rate will be GBP1: $1.51 (compared to GBP1: $1.44 in 2001) and this reduces adjusted earnings per share by a little more than one pence.

Pearson will announce its preliminary results for the 12 months ending 31 December 2002 on 3 March, 2003.



Ends

Note: Underlying growth excludes the impact of acquisitions, disposals and currency movements. With the exception of IDC's acquisition of the Merrill Lynch Securities Pricing Service, there were no significant acquisitions in 2001 or 2002.

* In the US, 21 'adoption' states buy school textbooks and related programmes to a planned contract schedule, which means the level of spending varies from year-to-year according to the schedule. The 'open territory' states are those that buy textbooks on an as-needed basis, rather than on a published adoption schedule.

Further information

John Fallon/ Luke Swanson        + 44 (0) 20 7010 2313

Investor conference calls

Marjorie Scardino, Chief Executive, and Rona Fairhead, Finance Director, are holding conference calls today to discuss the trading update.

For European investors and analysts, a conference call will be held at 0930 GMT. The dial-in number is + 44 20 8410 1215 and the password is Pearson. To register, please dial in at least five minutes before the call begins.

For US investors and analysts, a conference call will be held at 0930 EST. The dial-in number is + 1 913 981 5522 and the password is Pearson. To register, please dial in at least five minutes before the call begins.

A live audio webcast of the European conference call will be available at www.pearson.com. The webcast will be archived on www.pearson.com later today.


Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F for the period ended December 31, 2001. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 13 December 2002

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary